UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06032685

April 13, 2006

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/13/2006

Sanford J. Lewis
PO Box 231
Amherst, MA 01004-0231

Re: Wal-Mart Stores, Inc.
Incoming letter dated April 5, 2006

Dear Mr. Lewis:

This is in response to your letter dated April 5, 2006 concerning the shareholder proposal submitted to Wal-Mart by Green Century Capital Management, Inc. and Harrington Investments, Inc. We also have received a letter from Wal-Mart dated April 10, 2006. On March 24, 2006, we issued our response expressing our informal view that Wal-Mart could exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Samuel A. Guess
Associate General Counsel
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

SANFORD J. LEWIS, ATTORNEY

RECEIVED
2006 APR -7 PM 4:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

April 5, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Wal-Mart – Request for Reconsideration
On Behalf of Green Century Capital Management

Dear Sir/Madam:

I am writing on behalf of Green Century Capital Management to request reconsideration of the staff no action letter of March 24 relating to the resolution on toxic chemical policies at Wal-Mart. We are requesting reconsideration because the staff decision appears to us to be inconsistent with a long line of precedents related to toxic chemicals policy.

The decision related to a resolution asking for Wal-Mart's Board to, at reasonable cost and omitting proprietary information:

> publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

In our view the resolution should withstand challenge and not be deemed ordinary business because it does not dictate what products should be sold, or how those products will be chosen. Instead, it merely asks for a report on policy, including policies and procedures such as "options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress." Because it is not directive of company policies or practices and does not attempt to dictate which products will or will not be sold at Wal-Mart, it should not be seen as intervening in ordinary business.

There have been numerous decisions in which the staff has supported and has not treated as ordinary business resolutions seeking chemical phase-outs or screening policies by producers, retailers and others.

Most recently the staff concluded (March 3, 2006) that it was not excludable as "ordinary business" to ask the CVS Board in a resolution to publish:

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

a report evaluating the feasibility of a) CVS reformulating all its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, thereby globally meeting the standards set by the EU Cosmetics Directive 2003/15/EC which amended EU Directive 76/768/EEC b) complying with the additional actions sought by the Campaign for Safe Cosmetics as described above," and c) encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking.

This follows numerous other similar resolutions addressing toxics in products. Take for example *Avon Products, Inc.* (avail. Mar. 3, 2003) in which the proposal requested a report on "the feasibility of removing or substituting with safer alternatives all parabens used in the company's products."

Similarly, consider *Dow Chemical Co.* (available March 7, 2003) in which the proponents requested a report summarizing the company's plans to phase out products and processes leading to emissions of persistent organic pollutants and dioxins.

The above referenced resolutions asked for reports on policy, but even if a resolution directly seeks to eliminate the sale or use of products the Commission has allowed them and not treated them as ordinary business. Even resolutions which have attempted to directly dictate policy related to the use of certain products have been permissible. Consider the *HCA/Columbia* and *Universal Health Services decisions* (both available March 30, 1999), in which health care providers were asked to phase out the use of polyvinyl chloride in medical devices. Also, a similar resolution that was also found not to intrude on ordinary business, focused on medical device manufacturer *Baxter International* (available March 1, 1999) in calling for the company's phase-out of PVC in medical devices. In *Loews* (available Feb. 22, 1990) a shareholder proposal for eventual cessation of manufacture of tobacco products, the company unsuccessfully argued that directing it to phase out its focus on particular products involves "ordinary business operations".

The Proposal is also consistent with a previously allowed *Dow Chemical* resolution (available February 11, 1980) which requested the company to:

"establish a review committee to examine and evaluate the existing and potential health consequences of 2.4,5-T, Silvex and their derivatives, and to make recommendations to the Board relating to the economic justification of continued production of these herbicides. The committee shall have the following structure and duties;

1) The committee shall be no less then seven persons and shall include outside directors and representatives of management, employees and non-company persons expert in environmental science, medicine and public health;

2) Release its report-on the public health consequences of these herbicides to the board and shareholders within 6 months of the 1980 annual meeting;

3) Funds to be expended by the committee shall be limited to reasonable amounts as determined by the board.

Be it further resolved that the shareholders request that Dow Chemical place a moratorium on all production destined for export of these herbicides until publication of the review committee report."

In that matter, Staff responded that the resolution was not directed to Dow's ordinary business operations despite its consideration of the consequences and economic justification of individual products. The staff concluded that this was not directed to the ordinary business operations of the Company.

CONCLUSION

In conclusion, we request the Staff to reconsider its decision and inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis

Sanford Lewis
Attorney at Law

cc:
Samuel A. Guess
Andrew Shalit, Green Century Capital Management
John C. Harrington, Harrington Investments

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-3010

FAX COVER SHEET

DATE: 4/5/06

PAGES: 2 (including cover sheet)

Please deliver the following pages to:

NAME: M. Davis

ORGANIZATION: Green Century Funds

FAX NUMBER: 617-422-0881 TELEPHONE:

RE: Wal-Mart – Shareholder Proposal

SENDER INFORMATION:

FROM: Ted Yu

TELEPHONE: (202) 551-3372 FAX NUMBER: (202) 772-9201

March 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

The proposal requests that the board publish a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances in products.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wal-Mart relies.

Sincerely,

Ted Yu
Special Counsel

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Associate General Counsel

April 10, 2006

VIA ELECTRONIC MAIL AND
OVERNIGHT DELIVERY

Ted Yu, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Request for Reconsideration of Response Relating to Shareholder Proposal of Green Century Capital Management (the "Proponent")

Dear Mr. Yu:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company"), received a copy of the Proponent's letter to the Securities and Exchange Commission, Division of Corporation Finance, Office of Chief Counsel, dated April 5, 2006, a copy of which is attached ("Proponent's Letter"). The Proponent requests that you reconsider your response to our letter, dated January 23, 2006 (the "No-Action Request"). The No-Action Request addressed the Company's intent to omit from the proxy statement relating to our 2006 Annual Shareholders' Meeting (the "Proxy Statement") a shareholder proposal submitted by the Proponent concerning establishing a safer products policy (the "Proposal"). In your letter to us dated March 24, 2006 (the "No-Action Response"), you stated that the Office of the Chief Counsel would not recommend any action be taken by the Securities and Exchange Commission if we omit the Proposal from our Proxy Statement.

The Company believes reconsideration of the No-Action Response is inappropriate for two primary reasons:

1. **The Proponent does not provide a valid basis for reconsideration.** As the basis for its request, the Proponent cites eight "no-action" letters (the "Cited Letters"), all of which relate to shareholder proposals with a much narrower scope than the Proposal. As the Proponent's Letter indicates, the focus of the Cited Letters was: *CVS* (available March 3, 2006)--a report *solely* on

matters regarding cosmetic products; *Avon Products* (available March 3, 2003)--a report *solely* about removal of parabens from Avon's products; *Dow Chemical Co.* (available March 7, 2003)--a report *solely* on products and processes of Dow Chemical; *HCA Columbia* (available March 30, 1999), *Universal Health Services* (available March 30, 1999), and *Baxter International* (available March 1, 1999)--a report *solely* on phase-out of polyvinyl chloride in medical devices; *Loews* (available February 22, 1990)--*solely* related to the cessation of manufacture of tobacco products; and *Dow Chemical* (available February 11, 1980)--*solely* related to matters regarding the use of 2.4, 5-T, Silvex and their derivatives.

In stark contrast to the proposals considered in the Cited Letters, the Proposal would have the Company prepare a report that would necessarily be highly scientific and detailed and relate to the evaluation of and options regarding the many thousands of products the Company acquires from over 61,000 suppliers in the United States as well as more than 70 countries around the world. Preparation of such a report differs greatly from the preparation of the reports requested in the Cited Letters. Moreover, the fact remains that the Proposal relates to the selection of the products that the Company will sell as well as the products used in constructing and maintaining our stores and clubs. We believe that those complex decisions fundamentally are matters of our ordinary business operations and for management's oversight in its day-to-day conduct of our business. They are not decisions well suited to, and are not an appropriate subject of, shareholder oversight.

2. Any reconsideration of the No-Action Response at this time would place an unreasonable burden on the Company and others. Consistent with our statement on the first page of our No-Action Request, we plan to commence the printing of our Proxy Statement in the next two days and to commence the mailing of the Proxy Statement and related proxy cards to shareholders on April 14, 2006. Reconsideration of the No-Action Response could delay the printing of approximately 2.7 million copies of Proxy Statement, the printing and preparation of the related proxy cards, and the mailing of those proxy materials. Inclusion of the Proposal and the Company's related Statement in Opposition in the Proxy Statement and of the Proposal in the proxy card would result in even further delay. Any delay would result in significant difficulties and additional costs for the Company, as well as for the vendors who will print the Proxy Statement, prepare the proxy cards, and mail our proxy materials. Any delay would also likely cause scheduling difficulties for other companies served by our vendors. Moreover, any delay would necessarily reduce the time prior to our 2006 Annual Shareholders' Meeting that our shareholders would have to review the Proxy Statement and to return their proxies.

For the foregoing reasons, we respectfully urge you not to reconsider your No-Action Response. In view of the schedule for the commencement of printing and mailing of our proxy materials, please notify the undersigned at ((479)277-3302) as to whether you propose to reconsider the No-Action Response as soon as possible.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

Enclosures

cc: Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111
Attention: Amy Perry, President

Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559
Attention: John C. Harrington

Sanford J. Lewis, Attorney
PO Box 231
Amherst, MA 01004-0231

SANFORD J. LEWIS, ATTORNEY

April 5, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Wal-Mart – Request for Reconsideration
On Behalf of Green Century Capital Management

Dear Sir/Madam:

I am writing on behalf of Green Century Capital Management to request reconsideration of the staff no action letter of March 24 relating to the resolution on toxic chemical policies at Wal-Mart. We are requesting reconsideration because the staff decision appears to us to be inconsistent with a long line of precedents related to toxic chemicals policy.

The decision related to a resolution asking for Wal-Mart's Board to, at reasonable cost and omitting proprietary information:

> publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

In our view the resolution should withstand challenge and not be deemed ordinary business because it does not dictate what products should be sold, or how those products will be chosen. Instead, it merely asks for a report on policy, including policies and procedures such as "options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress." Because it is not directive of company policies or practices and does not attempt to dictate which products will or will not be sold at Wal-Mart, it should not be seen as intervening in ordinary business.

There have been numerous decisions in which the staff has supported and has not treated as ordinary business resolutions seeking chemical phase-outs or screening policies by producers, retailers and others.

Most recently the staff concluded (March 3, 2006) that it was not excludable as "ordinary business" to ask the CVS Board in a resolution to publish:

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

> a report evaluating the feasibility of a) CVS reformulating all its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, thereby globally meeting the standards set by the EU Cosmetics Directive 2003/15/EC which amended EU Directive 76/768/EEC b) complying with the additional actions sought by the Campaign for Safe Cosmetics as described above," and c) encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking.

This follows numerous other similar resolutions addressing toxics in products. Take for example *Avon Products, Inc.* (avail. Mar. 3, 2003) in which the proposal requested a report on "the feasibility of removing or substituting with safer alternatives all parabens used in the company's products."

Similarly, consider *Dow Chemical Co.* (available March 7, 2003) in which the proponents requested a report summarizing the company's plans to phase out products and processes leading to emissions of persistent organic pollutants and dioxins.

The above referenced resolutions asked for reports on policy, but even if a resolution directly seeks to eliminate the sale or use of products the Commission has allowed them and not treated them as ordinary business. Even resolutions which have attempted to directly dictate policy related to the use of certain products have been permissible. Consider the *HCA/Columbia* and *Universal Health Services decisions* (both available March 30, 1999), in which health care providers were asked to phase out the use of polyvinyl chloride in medical devices. Also, a similar resolution that was also found not to intrude on ordinary business, focused on medical device manufacturer *Baxter International* (available March 1, 1999) in calling for the company's phase-out of PVC in medical devices. In *Loews* (available Feb. 22, 1990) a shareholder proposal for eventual cessation of manufacture of tobacco products, the company unsuccessfully argued that directing it to phase out its focus on particular products involves "ordinary business operations".

The Proposal is also consistent with a previously allowed *Dow Chemical* resolution (available February 11, 1980) which requested the company to:

> "establish a review committee to examine and evaluate the existing and potential health consequences of 2,4,5-T, Silvex and their derivatives, and to make recommendations to the Board relating to the economic justification of continued production of these herbicides. The committee shall have the following structure and duties;
>
> 1) The committee shall be no less then seven persons and shall include outside directors and representatives of management, employees and non-company persons expert in environmental science, medicine and public health;

2) Release its report-on the public health consequences of these herbicides to the board and shareholders within 6 months of the 1980 annual meeting;

3) Funds to be expended by the committee shall be limited to reasonable amounts as determined by the board.

Be it further resolved that the shareholders request that Dow Chemical place a moratorium on all production destined for export of these herbicides until publication of the review committee report."

In that matter, Staff responded that the resolution was not directed to Dow's ordinary business operations despite its consideration of the consequences and economic justification of individual products. The staff concluded that this was not directed to the ordinary business operations of the Company.

CONCLUSION

In conclusion, we request the Staff to reconsider its decision and inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc:
Samuel A. Guess
Andrew Shalit, Green Century Capital Management
John C. Harrington, Harrington Investments